UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: December 31, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Alere Inc.

Full name of Registrant

Not Applicable

Former Name if Applicable

51 Sawyer Road, Suite 200

Address of Principal Executive Office (Street and Number)

Waltham, Massachusetts 02453

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

Alere Inc. (the “Company” or “Alere”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 within the prescribed time period without unreasonable effort or expense because the Company is reviewing certain aspects of revenue recognition at its Korean and Japanese locations. Alere’s management recently became aware of information that could impact the timing of certain revenue transactions in 2013, 2014, 2015 and the first three quarters of 2016. As part of this revenue recognition review, the Company is reviewing inappropriate conduct at the Company’s subsidiary in South Korea, Standard Diagnostics, Inc. While the review being conducted with the assistance of outside counsel at the direction of the Company’s management and under the oversight of the Audit Committee is not yet complete, the Company currently expects that this review will result in the following revenue adjustments: (i) revenue for fiscal year 2013 will change by an amount approximately between $0 and $5.0 million, (ii) revenue for fiscal year 2014 will change by an amount approximately between $0 and $5.0 million, (iii) revenue for fiscal year 2015 will decrease by an amount approximately between $5.0 million and $10.0 million and (iv) revenue for the nine months ended September 30, 2016 will increase by an amount approximately between $5.0 million and $10.0 million. The Company does not expect that these misstatements will impact the total amount of revenue reported related to any transaction but correction of these revenue amounts will result in a shift of revenue between accounting periods. The Company is in the process of completing its review and the quantification of these misstatements and, accordingly, has not yet determined if correction of these misstatements (or any other misstatements that may be identified) will require the Company to restate, and withdraw reliance on, its previously issued consolidated financial statements for any of these periods. The Company is also currently evaluating fiscal year 2011 and 2012 to determine if any misstatements related to revenue recognition occurred in such earlier periods.

The Company previously disclosed, in its Annual Report on Form 10-K for 2015 filed with the U.S. Securities and Exchange Commission on August 8, 2016, that it had material weaknesses related to revenue recognition at December 31, 2015. While the Company’s management has not yet completed its assessment of the effectiveness of its internal control over financial reporting as of December 31, 2016, the Company’s management (i) expects that it will disclose in its Annual Report on Form 10-K for 2016 that the Company’s disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2016 because the material weaknesses with respect to revenue recognition disclosed in the Annual Report on Form 10-K for 2015 have not yet been remediated and (ii) will need to complete its review of the matters described in the preceding paragraph in order to determine whether there were any additional material weaknesses with respect to internal control over financial reporting.

Upon completion of this review and evaluation of the findings, the Company’s goal is to file the Annual Report on Form 10-K within the fifteen-day extension period. There can be no assurance, however, that the Annual Report on Form 10-K will be completed within the extension period. The Company will not announce its financial results for the fiscal quarter and fiscal year ended December 31, 2016 until the Company is prepared to file its Annual Report on Form 10-K.

Forward Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers can identify these statements by forward-looking words such as “may,” “could,” “should,” “would,” “intend,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “continue,” “goal,” “can” or similar words. A number of important factors could cause actual results of Alere and its subsidiaries to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, (i) the risk that the review discussed above is not completed in a timely manner; (ii) the possibility that the review discussed above uncovers a misstatement or misstatements in revenue recognition that are greater than the ranges provided above, which may be material in amount, or uncovers misstatements with respect to other matters; (iii) the risk that this review uncovers misstatements that impact total amount of revenue reported; (iv) the risk that the revenue recognition investigation will uncover circumstances that require additional material weaknesses in internal control; (v) the risk that these or other risk factors impact the expected timing of the filing of the Form 10-K for the year ended December 31, 2016 and (vi) the risk factors detailed in Part I, Item 1A, “Risk Factors” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (as filed with the SEC on August 8, 2016) and other risk factors identified herein or from time to time in our periodic filings with the SEC. Readers should carefully review these risk factors, and should not place undue reliance on our forward-looking statements. These forward-looking statements are based on information, plans, goals, and estimates at the date of this report. We undertake no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

PART IV

OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification:

James Hinrichs	(858)	597-4815
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report.

☒  Yes    ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ALERE INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 28, 2017	By:	/s/ James Hinrichs
Name: James Hinrichs Title:

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).